Exhibit B

LIMITED LIABILITY COMPANY

STREAM DIGITAL

Registration number 5157746197791 TIN 7702395874

129110, Russia, Moscow, Shchepkina str., 51/4, bldg. 2

125009, Moscow,

Mokhovaya, 13, bldg. 1

Attn.: M. Shamolin, President

Dear Mikhail Valerievich!

We refer to the sale and purchase agreement regarding the shares of MTS PJSC, dated Oct. 31, 2016, between Stream Digital LLC and Sistema PJSFC (the “Agreement”). The terms and definitions referred to in this Notice have the meaning assigned to them in the Agreement unless expressly stated otherwise.

On Dec. 01, 2016, the Purchaser announced the price for a common share of the Company as part of the Tender Offer, which amounted to two hundred and twenty-nine (229) rubles per common share of the Company.

As is required by Sec. 7.1. of the Agreement, we notify you that the Purchaser will acquire one million five hundred and fifty thousand four hundred and ninety-five (1,550,495) common registered shares of the Company from the Seller pursuant to the Agreement. The number of common registered shares of the Company has been calculated from the formula stipulated in the Agreement.

The Seller is required to perform the Transaction in compliance with the Agreement on or after Dec. 16, 2016 (11th Business Day after the expiration of the Tender Offer).

Kind regards,

/s/ R. Tabatadze

R. Tabatadze

General Director,

Stream Digital

Dec. 01, 2016